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SI 10026132 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 North Legacy Ridge Drive Suite 300
(No. and Street)

Liberty Lake, Wa.99019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sally Mann (509) 747-9144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 West Sprague Ave Suite 300 Spokane, Wa. 99201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 22 2010
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom L Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SALLY MANN
COMMISSION EXPIRES
NOTARY
PUBLIC
APRIL 11, 2011
STATE OF WASHINGTON

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen + Secrest, P.S.

February 12, 2010
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2009 and 2008

ASSETS	2009	2008
Cash	$ 864,235	$ 417,280
Segregated cash	5,000	5,000
Accounts receivable from customers	1,272	55,647
Concessions receivable	14,246	20,010
Officer receivable	1,289	
Federal income taxes receivable	2,126	1,986
Secured demand notes receivable collateralized by marketable securities	450,000	450,000
Prepaid expenses and deposit	2,100	3,875
Deposits with clearing brokers	80,000	150,000
DTCC common stock	8,382	5,984
Cash surrender value of officers' life insurance	30,758	34,899
Property and equipment	55,067	61,457
	$ 1,514,475	$ 1,206,138

LIABILITIES AND STOCKHOLDERS' EQUITY	2009	2008
Payable to brokers and dealers	$ 297,835	$ 157
Payable to customers	109,100	4,844
Accounts payable	27,967	27,856
Other liabilities	14,349	20,728
Accrued profit sharing plan contribution	69,736	111,537
Accrued payroll	118,302	164,317
Payroll and business taxes payable	2,986	2,499
	640,275	331,938
Subordinated borrowings	450,000	450,000
Stockholders' equity:		
Common stock, $50 par value:		
Authorized, 1,000 shares;		
Issued and outstanding, 1,000 shares	50,000	50,000
Additional paid-in capital	237,883	237,883
Retained earnings	136,317	136,317
	424,200	424,200
	$ 1,514,475	$ 1,206,138

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the years ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions	$ 1,553,411	$ 1,644,718
Interest income	57,888	91,232
Other income	92,818	117,290
	1,704,117	1,853,240
Expenses:		
Salesmen salaries and commissions	653,717	726,516
Office salaries	282,356	294,611
Payroll taxes	61,719	64,662
Profit sharing plan contribution	69,736	111,537
Medical insurance	63,080	61,018
Officers' life and disability insurance	7,272	7,794
Telephone and telequote	21,949	29,088
Rent	138,404	122,422
Office supplies and postage	70,257	76,880
Data processing	96,541	90,945
Clearing costs	45,486	57,178
Regulatory fees	22,231	20,257
Business and property taxes	26,123	29,038
Dues, licenses and subscriptions	25,392	24,705
Depreciation	9,014	3,789
Equipment rental and maintenance	12,598	28,646
Professional services	29,371	30,989
Corporate insurance	7,904	7,917
Auto and travel expense	21,663	26,156
Meals and entertainment	7,011	9,713
Advertising and promotion	3,664	3,320
Bank and transfer fees	29,496	24,956
Miscellaneous	1,259	3,089
	1,706,243	1,855,226
Loss before federal income taxes	(2,126)	(1,986)
Federal income tax benefit	(2,126)	(1,986)
Net income	$ -0-	$ -0-

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2009 and 2008

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2008	1,000	$ 50,000	$ 237,883	$ 136,317	$ 424,200
Net income					
Balances, December 31, 2008	1,000	50,000	237,883	136,317	424,200
Net income					
Balances, December 31, 2009	**1,000**	**$ 50,000**	**$ 237,883**	**$ 136,317**	**$ 424,200**

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
for the years ended December 31, 2009 and 2008

Subordinated borrowings at January 1, 2008	$ 450,000
Increases:	
None	
Decreases:	
None	
Subordinated borrowings at December 31, 2008	450,000
Increases:	
None	
Decreases:	
None	
Subordinated borrowings at December 31, 2009	**$ 450,000**

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS
for the years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income		
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	**$ 9,014**	$ 3,789
Loss on disposal of assets		4,179
Changes in assets and liabilities:		
Segregated cash		10,200
Net receivable from customers	**158,631**	6,813
Concessions receivable	**5,764**	7,760
Officer receivable	**(1,289)**	
Federal income taxes receivable	**(140)**	(1,986)
Prepaid expenses and deposits	**1,775**	(300)
Deposits with clearing brokers	**70,000**	(48,000)
DTCC common stock	**(2,398)**	(82)
Payable to brokers and dealers	**297,678**	(132,411)
Accounts payable and other liabilities	**(6,268)**	(11,426)
Accrued profit sharing plan contribution	**(41,801)**	1,224
Accrued payroll	**(46,015)**	(125,886)
Payroll and business taxes payable	**487**	48
Federal income taxes payable		(4,901)
Net cash provided by (used in) operating activities	**445,438**	(290,979)
Cash flows from investing activities:		
Premium payments on officers' life insurance	**4,141**	637
Purchase of equipment	**(2,624)**	(64,219)
Net cash provided by (used in) investing activities	**1,517**	(63,582)
Net increase (decrease) in cash	**446,955**	(354,561)
Cash at beginning of year	**417,280**	771,841
Cash at end of year	**$ 864,235**	$ 417,280

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

---

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Liberty Lake, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash balances at banks which at times may be in excess of federally insured limits.

DTCC common stock is valued at cost, which approximates fair value.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives for equipment and the term of the related lease for leasehold improvements.

Continued

2. **Reserve Bank Account:**

In accordance with the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a special reserve bank account for the exclusive benefit of customers. The Company segregated $5,000 for both years ended December 31, 2009 and 2008 for this purpose. The required balance in this reserve account was $425,946 at December 31, 2009. On January 4, 2010 an additional $425,000 was deposited. There was no required balance in this reserve account at December 31, 2008.

3. **Subordinated Borrowings:**

The Company has non-interest bearing secured demand note collateral agreements in the amount of $450,000. The borrowings are in the amount of $150,000 from each of the 33.33% shareholders with a total of $450,000 due October 31, 2012. All notes are non-interest bearing and are subordinated to the claims of general creditors.

The agreements have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. **Property and Equipment:**

A summary of property and equipment at December 31, 2009 and 2008 is as follows:

	2009	2008
Furniture and equipment	**$119,684**	$117,060
Leasehold improvements	**8,586**	8,586
	128,270	125,646
Less accumulated depreciation	**73,203**	64,189
	$ 55,067	$ 61,457

Continued

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2009 and 2008, the Company had net capital of $807,362 and $802,826, which was $557,362 and $552,826, respectively, in excess of its required net capital. The Company's net capital ratio was .79 to 1 and .41 to 1 at December 31, 2009 and 2008, respectively.

6. Operating Line of Credit:

The Company has a $1,500,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders due June 1, 2010. Interest is due monthly at the bank's prime rate. There were no balances due under the line of credit agreement at December 31, 2009 and 2008.

7. Profit Sharing Plan:

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2009 and 2008 were $69,736 and $111,537, respectively.

8. Commitments:

The Company leased its former offices under a lease agreement which expired April 30, 2008. The Company now leases its offices in a building which is owned 27% by two of the stockholders of the Company. The new lease agreement is for a term of ten years through March 31, 2018 and provides for minimum monthly rent payments of $10,666. Rent expense was $138,404 and $122,422 for the years ended December 31, 2009 and 2008, respectively.

Continued

8. Commitments, *continued*:

Future minimum payments under the lease agreements are as follows:

Years ending December 31:	
2010	$ 127,992
2011	127,992
2012	127,992
2013	127,992
2014	127,992
Thereafter	415,974
	$1,055,934

9. Federal Income Taxes:

The differences between the Company's effective income tax and the statutory rate results principally from certain nontaxable income and nondeductible expenses. Federal income tax benefits for the years ended December 31, 2009 and 2008 were $2,126 and $1,986, respectively. The federal income tax benefits result from the carry back of a net operating loss to prior years.

As of December 31, 2009, the tax years that remain subject to examination by the Internal Revenue Service are 2006 through 2009.

10. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 12, 2010, the day the financial statements were issued, and has determined there are no subsequent events that require disclosure.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

We have audited the accompanying financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of and for the year ended December 31, 2009 and have issued our report thereon dated February 12, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, 4, and 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen & Secrest, P.S.

February 12, 2010
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Net capital:		
Stockholders' equity:		
Common stock	$ 50,000	
Additional paid-in capital	237,883	
Retained earnings	136,317	
Total stockholders' equity		**$ 424,200**
Subordinated borrowings allowable in computation of net capital		**450,000**
Total stockholders' equity and allowable subordinated borrowings		**874,200**
Deductions:		
Non-allowable assets:		
Officer receivable	1,289	
Prepaid expenses and deposits	2,100	
DTCC common stock	8,382	
Furniture and equipment at cost, net of accumulated depreciation	55,067	
		66,838
Net capital		**807,362**
Minimum net capital required		**250,000**
Excess net capital		**$ 557,362**

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, *Continued*
December 31, 2009

Aggregate indebtedness:		
Payable to brokers and dealers	$ 297,835	
Payable to customers	109,100	
Accounts payable	27,967	
Other liabilities	14,349	
Accrued profit sharing plan contributon	69,736	
Accrued payroll	118,302	
Payroll and business taxes payable	2,986	
Total aggregate indebtedness		**$ 640,275**
Ratio: Aggregate indebtedness to net capital		**.79 to 1**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$ 109,100	
Customers' securities failed to receive	297,678	
Other - dividends	157	
Total credit items		**$ 406,935**
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		**1,272**
Excess of total credits over total debits		**$ (405,663)**
Reserve requirement - 105% of total excess		**$ (425,946)**
Amount held on deposit in Reserve Bank Account		**$ 5,000**
Additional deposit, January 4, 2010		**425,000**
New amount in Reserve Bank Account		**$ 430,000**

The amount of deposit in the special reserve bank account for the exclusive benefit of customers was $5,000 for the year ended December 31, 2009. On January 4, 2010, an additional $425,000 was deposited.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2009

Net capital:	
Net capital as reported on FOCUS REPORT	**$ 807,362**
Net capital as computed on page 12	**$ 807,362**
Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	**$ 640,275**
Aggregated indebtedness as computed on page 13	**$ 640,275**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
RECONCILIATION WITH COMPANY'S COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS INCLUDED IN PART II OF FORM X-17A-5
December 31, 2009

Reserve requirement as reported on FOCUS REPORT	**$425,946**
Reserve requirement as computed on page 14	**$425,946**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 5
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

1.	Customer fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	**$ 0**
	Number of items	**0**
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary" lags which result from normal business operations" as permitted under Rule 15c3-3.	**$ 0**
	Number of items	**0**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

In planning and performing our audit of the financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule

Continued

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

February 12, 2010
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2009 and 2008